UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DANAOS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 121

(CUSIP Number)

Finnbarr D. Murphy

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 309-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P 121		SCHEDULE 13D/A

1	Name of Reporting Persons Danaos Investment Limited as Trustee of the 883 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,736,533 shares of Common Stock

	8	Shared Voting Power None

	9	Sole Dispositive Power 7,736,533 shares of Common Stock

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,736,533 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. Y1968P 121		SCHEDULE 13D/A

1	Name of Reporting Persons John Coustas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,736,533 shares of Common Stock (1)

	8	Shared Voting Power None

	9	Sole Dispositive Power 7,736,533 shares of Common Stock (1)

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,736,533 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.2%

14	Type of Reporting Person (See Instructions) IN

(1) These shares of Common Stock are held by Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which has sole voting and dispositive control over these shares of Common Stock.  The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 7,736,533 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

This Amendment No. 2 to the Statement on Schedule 13D originally filed on August 16, 2010, as amended by Amendment No. 1 on August 14, 2018 (the “Statement”), is being filed by (i) Danaos Investment Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales (“DIL”), and (ii) Dr. John Coustas (“Dr. Coustas” and, together with DIL as Trustee of the 883 Trust, the “Reporting Persons”).  The purpose of this Amendment No. 2 is to report changes to Items 3, 4, 5, 6 and 7 of the Statement to describe certain transactions in connection with the underwritten public offering (the “Public Offering”) of 9,418,080 shares of common stock, par value $0.01 per share (the “Common Stock”), by Danaos Corporation (the “Company”) pursuant to that certain Underwriting Agreement, dated as of November 21, 2019 (the “Underwriting Agreement”), by and among the Company and Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the underwriters named therein (the “Underwriters”), including 418,080 shares of Common Stock (the “Option Shares”) issued pursuant to the underwriters’ partial exercise of their overallotment option. The closing date for the issuance of the initial 9,000,000 shares of Common Stock in the Public Offering was November 26, 2019 and for the issuance of the 418,080 Option Shares was December 2, 2019.

All share amounts reflect the 1-for-14 reverse stock split effected by the Company on May 2, 2019.

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs prior to the last paragraph of Item 3:

The total purchase price of $17,349,996 for the 2,891,666 shares of Common Stock acquired by DIL described in Item 4 below was funded with the personal funds of the Reporting Persons.

As of December 2, 2019, two directors of DIL had acquired shares of Common Stock since the August 14, 2018 amendment of the Statement:

(a)           Iraklis Prokopakis (who is also the Senior Vice President, Treasurer and Chief Operating Officer of the Company), (1) purchased 66,666 shares of Common Stock in the Public Offering at the public offering price of $6.00 per share, for the total purchase price of $399,996, using his personal funds, and (2) acquired, on September 14, 2018, 149,386 shares of Common Stock which were granted to Mr. Prokopakis as an equity award, 74,693 of which are scheduled to vest on December 31, 2019 and 74,693 of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

(b)           Evangelos Chatzis (who is also the Chief Financial Officer and Secretary of the Company), acquired on September 14, 2018, 149,386 shares of Common Stock which were granted to Mr. Chatzis as an equity award, 74,693 of which are scheduled to vest on December 31, 2019 and 74,693 of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms

(the directors in (a) and (b), the “Shareholder Directors”).

Each of the Shareholder Directors has sole voting and dispositive power with respect to such shares.  The principal place of business of each of the Shareholder Directors is c/o 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 4.   Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraphs to the end of Item 4:

DIL purchased 2,891,666 shares of common stock at the public offering price of $6.00 per share, for a total purchase price of $17,349,996, in the Public Offering, including pursuant to its right, under the Stockholders Agreement, to participate as a purchaser in any primary offering of shares of Common Stock by the Company (unless such holder is selling concurrently with such offering and subject to customary exceptions). In connection with the Public Offering, DIL and Dr. John Coustas, as well as each of the Shareholder Directors, each entered into a Lockup Agreement with the Underwriters pursuant to which they each agreed that, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, they will not, subject to certain limited exceptions, during the period ending 90 days after the date of the Underwriting Agreement, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them or any of their affiliates or any person in privity with them or any of their affiliates) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 with respect to, any shares of common stock or any securities convertible into, or exercisable for, shares common stock, or publicly announce an intention to effect any such transaction, until February 19, 2020. A copy of the form of Lockup Agreement entered into by each of the Reporting Persons and Shareholder Directors is filed as Exhibit 8 and is incorporated herein by reference.

With the completion of the Public Offering, including DIL’s purchase of 2,891,666 shares of Common Stock for an aggregate purchase price of $17,349,996 in the Public Offering, the Company’s obligation under the Refinancing Agreement to use its commercially reasonable efforts to consummate an offering of Common Stock for aggregate net proceeds of not less than $50,000,000 has been satisfied, and DIL’s obligation to invest up to $10,000,000 pursuant to the Backstop Agreement no longer applies.

The Subordinated Loan Agreement entered into on August 10, 2018 never became available for drawing by the Company as there was no shortfall in the minimum consolidated aggregate cash balance of the Group required under the New Facilities as at September 30, 2018.

Each of the Shareholder Directors and each of the Reporting Persons acquired their shares of Common Stock for investment purposes.  Each of the Shareholder Directors and, other than as described elsewhere in this Statement, each of the Reporting Persons, has no present plans or proposals which would relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Shareholder Directors and each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate.  Depending on market conditions and other factors that they may deem material, each of the Shareholder Directors and each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional shares of Common Stock and/or related securities, dispose of all or a portion of the shares of Common Stock or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership.

Item 5    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read as follows:

DIL, as Trustee of the 883 Trust, is the owner of 7,736,533 shares of Common Stock, which represents 31.2% of the issued and outstanding shares of Common Stock as of December 2, 2019.  DIL, as Trustee of the 883 Trust, has sole voting and dispositive control over these shares of Common Stock.  The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, or has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 7,736,533 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

Iraklis Prokopakis beneficially owns 247,638 shares of Common Stock, or approximately 1.0% of the issued and outstanding shares of Common Stock as of December 2, 2019. He has sole voting and dispositive power with respect to such shares.

Evangelos Chatzis beneficially owns 158,315 shares of Common Stock, or less than 1.0% of the issued and outstanding shares of Common Stock as of December 2, 2019.  He has sole voting and dispositive power with respect to such shares.

(a)           Aggregate number and percentage of shares of Common Stock beneficially owned as of December 2, 2019, by each of the Reporting Persons:

Number of Shares of Common Stock:

Danaos Investment Limited as Trustee of the 883 Trust	7,736,533
Dr. John Coustas	7,736,533

Percentage of Common Stock:

Danaos Investment Limited as Trustee of the 883 Trust	31.2%
Dr. John Coustas	31.2%

(b)           Number of shares of Common Stock beneficially owned as of December 2, 2019 as to which the Reporting Persons have:

(i)            sole power to vote or direct the vote:

Name	Number of Shares
Danaos Investment Limited as Trustee of the 883 Trust	7,736,533
Dr. John Coustas	0

(ii)           sole power to dispose or direct the disposition of:

Name	Number of Shares
Danaos Investment Limited as Trustee of the 883 Trust	7,736,533
Dr. John Coustas	0

(c)           Other than as set forth in response to Items 3 and 4, which responses are incorporated by reference, no other transactions in the Company’s Common Stock by the Reporting Persons and the Shareholder Directors were effected in the past 60 days.

(d)           The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investment Limited, as Trustee of the 883 Trust.  Each of the Shareholder Directors has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock that he owns.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference.

Item 7.   Materials to be Filed as Exhibits

Exhibit No.	Description of Document
Exhibit 8	Form of Lockup Agreement with Citigroup Global Markets Inc. and Jefferies LLC

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: December 2, 2019

DANAOS INVESTMENT LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ Iraklis Prokopakis

	Name:	IRAKLIS PROKOPAKIS
	Title:	Director

By:	/s/ Evangelos Chatzis

	Name:	EVANGELOS CHATZIS
	Title:	Director

JOHN COUSTAS

/s/ John Coustas

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 8	Form of Lockup Agreement with Citigroup Global Markets Inc. and Jefferies LLC